The Chuo Mitsui Trust and Banking Company, Limited
33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03) 5232-3331
TELEX:TRUSTMIT J26397 SWIFT Address:MTRBJPJT

March 10, 2005





Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

The Chuo Mitsui Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

Waiver of claims against Shuwa Corp.

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

Nobuaki Minei
Senior Manager
Settlement Administration Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

February 28, 2005

To whom it may concern:

Name of listed company:	Mitsui Trust Holdings, Inc.
Head office address:	33-1, Shiba 3-chome, Minato-ku, Tokyo
Code No.:	8309

Waiver of claims against Shuwa Corp.

This is to inform you that our subsidiary, The Chuo Mitsui Trust and Banking Co., Ltd. has decided to grant a waiver on the following claims in response to the request of Shuwa Corp. for financial support under its revitalizing plan, in accordance with "Guideline for Multi-Creditor Out-of-Court Workouts".

1. Profile of the company

(1) Company name:	Shuwa Corp.
(2) Head office address:	7, Koujimachi 5-chome, Chiyoda-ku, Tokyo
(3) Name of representative:	Shigeru Kobayashi
(4) Capital:	¥220 million
(5) Business:	Leasing of properties

2. The date of the event

February 28, 2005

3. Amount of claims to waive

Loan ¥28,700 million

4. Impact of the event on the performance of the Mitsui Trust Holdings, Inc.

There is no change to our projected financial results for the term through March 2005 as we have already prepared loan loss reserve for the company.

[For inquiries concerning this matter]
Public Relations Group
Planning and Coordination Department
Phone: 81-3-5232-8827